                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR
             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                          Bell Atlantic Mobile Savings
                       and Profit Sharing Retirement Plan
            180 Washington Valley Road, Bedminster, New Jersey 07921

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                         PAGE(S)
Report of Independent Accountants                                           2

Financial Statements:
Statements of Net Assets Available for Benefits with Fund Information
as of December 31, 1998 and 1997                                          3-4

Statement of Changes in Net Assets Available for Benefits with Fund
Information for the year ended December 31, 1998                            5

Notes to Financial Statements                                             6-11

Supplemental Schedules:
Item 27a - Schedule of Assets Held for Investment Purposes as               12
of December 31, 1998

Item 27d - Schedule of Reportable Transactions for the year
ended December 31, 1998                                                     13

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Bell Atlantic Mobile:

In our opinion, the accompanying statements of net assets available for benefits of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998 present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for plan benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Pricewaterhouse Cooper LLP

New York, New York
April 23, 1999

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
      Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1998

                                        ----------------------------------------------------------------------------------------
                                                                                                 S&P 500         Small Cap
                                           Money Market     Stable Value       Balanced           Index            Index
                                              Fund              Fund             Fund             Fund              Fund
                                        ----------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value                   $ 20,861,829      $ 3,402,979     $ 18,942,620      $ 72,675,101     $ 17,478,551

Participants' contributions receivable             88,111           16,154           98,868           369,853          109,391

Employer's contribution receivable              2,729,253          249,098        1,712,945         6,392,020        1,827,608

Loans to participants
                                        ----------------------------------------------------------------------------------------

          Total assets                         23,679,193        3,668,231       20,754,433        79,436,974       19,415,550

LIABILITIES:

Accrued expenses                                    8,412              749           39,624            70,820           46,951
                                        ----------------------------------------------------------------------------------------

          Total Liabilities                         8,412               749          39,624           70,820            46,951

                                        ========================================================================================
Net assets available for benefits            $ 23,670,781      $ 3,667,482     $ 20,714,809      $ 79,366,154     $ 19,368,599
                                        ========================================================================================

                                        ---------------------------------------------------------------------------------------
                                        International     Bell Atlantic
                                         Equity Index         Stock            Holding           Loan
                                             Fund             Fund              Fund             Fund              Total
                                        ---------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value                  $ 9,545,249      $ 52,005,235        $ 293,418                       $ 195,204,982

Participants' contributions receivable           53,312           111,893                                              847,582

Employer's contribution receivable              921,045         1,786,210                                           15,618,179

Loans to participants                                                                            $ 8,082,839         8,082,839
                                        ---------------------------------------------------------------------------------------

          Total assets                       10,519,606        53,903,338          293,418         8,082,839       219,753,582

LIABILITIES:

Accrued expenses                                 16,442            23,802                                              206,800
                                        ---------------------------------------------------------------------------------------

          Total Liabilities                      16,442           23,802                   -                -          206,800

                                        =======================================================================================
Net assets available for benefits          $ 10,503,164      $ 53,879,536        $ 293,418       $ 8,082,839     $ 219,546,782
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
      Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1997

                                        ----------------------------------------------------------------------------------------
                                                                                                 S&P 500         Small Cap
                                           Money Market     Stable Value       Balanced           Index            Index
                                              Fund              Fund             Fund             Fund              Fund
                                        ----------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value                   $ 18,056,653      $ 1,495,443     $ 13,193,165      $ 48,194,015     $ 15,895,379

Participants' contributions receivable            107,379            7,248           92,847           346,709          124,682

Employer's contribution receivable              2,124,765           89,229        1,153,623         4,282,724        1,460,235

Loans to participants
                                        ----------------------------------------------------------------------------------------

          Total assets                         20,288,797        1,591,920       14,439,635        52,823,448       17,480,296

LIABILITIES:

Accrued expenses                                    6,074              264           19,285            29,500           21,550
                                        ----------------------------------------------------------------------------------------

          Total Liabilities                         6,074               264          19,285           29,500            21,550

                                        ========================================================================================
Net assets available for benefits            $ 20,282,723      $ 1,591,656     $ 14,420,350      $ 52,793,948     $ 17,458,746
                                        ========================================================================================

                                        ---------------------------------------------------------------------------------------
                                        International     Bell Atlantic
                                         Equity Index         Stock            Holding           Loan
                                             Fund             Fund              Fund             Fund              Total
                                        ---------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value                  $ 7,007,664      $ 40,777,553        $ 114,636                       $ 144,734,508

Participants' contributions receivable           58,695                                                                737,560

Employer's contribution receivable              641,880           462,551                                           10,215,007

Loans to participants                                                                            $ 6,128,660         6,128,660
                                        ---------------------------------------------------------------------------------------

          Total assets                        7,708,239        41,240,104          114,636         6,128,660       161,815,735

LIABILITIES:

Accrued expenses                                  7,947             7,011                                               91,631
                                        ---------------------------------------------------------------------------------------

          Total Liabilities                        7,947            7,011                  -                -            91,631

                                        =======================================================================================
Net assets available for benefits           $ 7,700,292      $ 41,233,093        $ 114,636       $ 6,128,660     $ 161,724,104
                                        =======================================================================================

   The accompanying notes are an integral part of these financial statements.

         Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan
                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information
                      for the Year Ended December 31, 1998

                                           -----------------------------------------------------------------------------------------
                                                                                                     S&P 500         Small Cap
                                           Money Market      Stable Value         Balanced            Index            Index
                                              Fund               Fund               Fund              Fund              Fund
                                           -----------------------------------------------------------------------------------------
ADDITIONS:
Additions to net assets attributed to:
     Investment income
          Net appreciation (depreciation)
             in fair value of investments                                           $ 2,718,261      $ 15,193,108        $ (652,814)
           Interest and dividends             $ 1,056,421          $ 134,396
                                           -----------------------------------------------------------------------------------------
                                                1,056,421            134,396          2,718,261        15,193,108          (652,814)

      Contributions:
           Participant contributions            2,546,520            684,863          2,719,491         9,902,757         3,185,908
           Employer contributions               3,413,205            343,472          2,469,172         9,022,965         2,700,834
                                           -----------------------------------------------------------------------------------------
                                                5,959,725          1,028,335          5,188,663        18,925,722         5,886,742

                                           -----------------------------------------------------------------------------------------
      Other:

                                           -----------------------------------------------------------------------------------------
                      Total Additions           7,016,146          1,162,731          7,906,924        34,118,830         5,233,928
                                           -----------------------------------------------------------------------------------------

DEDUCTIONS:
Deductions from net assets attributed to:
      Benefits paid to participants             2,198,151            603,033          1,273,718         5,305,966         1,310,523
      Expenses                                      9,652                850             62,232           120,973            67,166

                                           -----------------------------------------------------------------------------------------
                      Total Deductions          2,207,803            603,883          1,335,950         5,426,939         1,377,689
                                           -----------------------------------------------------------------------------------------

 Net increase (decrease) prior to
   interfund transfers                          4,808,343            558,848          6,570,974        28,691,891         3,856,239
 Interfund transfers                           (1,420,285)         1,516,978           (276,515)       (2,119,685)       (1,946,386)

                                           -----------------------------------------------------------------------------------------
      Net increase (decrease)                   3,388,058          2,075,826          6,294,459        26,572,206         1,909,853

Net Assets available for benefits:
      Beginning of year                        20,282,723          1,591,656         14,420,350        52,793,948        17,458,746

                                           =========================================================================================
      End of year                            $ 23,670,781        $ 3,667,482       $ 20,714,809      $ 79,366,154      $ 19,368,599
                                           =========================================================================================

                                           -----------------------------------------------------------------------------------------
                                           International       Bell Atlantic
                                            Equity Index           Stock           Holding            Loan
                                                Fund               Fund              Fund             Fund             Total
                                           -----------------------------------------------------------------------------------------
ADDITIONS:
Additions to net assets attributed to:
     Investment income
          Net appreciation (depreciation)
             in fair value of investments       $ 1,502,120         $ 7,199,347                                        $ 25,960,022
           Interest and dividends                                     1,468,077         $ 15,283        $ 599,097         3,273,274
                                           -----------------------------------------------------------------------------------------
                                                  1,502,120           8,667,424           15,283          599,097        29,233,296

      Contributions:
           Participant contributions              1,473,382           2,198,081                                          22,711,002
           Employer contributions                 1,315,604           2,256,889                                          21,522,141
                                           -----------------------------------------------------------------------------------------
                                                  2,788,986           4,454,970                -                -        44,233,143

                                           -----------------------------------------------------------------------------------------
      Other:                                                                             163,499                            163,499

                                           -----------------------------------------------------------------------------------------
                      Total Additions             4,291,106          13,122,394          178,782          599,097        73,629,938
                                           -----------------------------------------------------------------------------------------

DEDUCTIONS:
Deductions from net assets attributed to:
      Benefits paid to participants                 755,197           3,437,256                           584,935        15,468,779
      Expenses                                       29,020              48,588                                             338,481

                                           -----------------------------------------------------------------------------------------
                      Total Deductions              784,217           3,485,844                -          584,935        15,807,260
                                           -----------------------------------------------------------------------------------------

 Net increase (decrease) prior to
   interfund transfers                            3,506,889           9,636,550          178,782           14,162        57,822,678
 Interfund transfers                               (704,017)          3,009,893                         1,940,017                 -

                                           -----------------------------------------------------------------------------------------
      Net increase (decrease)                     2,802,872          12,646,443          178,782        1,954,179        57,822,678

Net Assets available for benefits:
      Beginning of year                           7,700,292          41,233,093          114,636        6,128,660       161,724,104

                                           =========================================================================================
      End of year                              $ 10,503,164        $ 53,879,536        $ 293,418      $ 8,082,839     $ 219,546,782
                                           =========================================================================================

   The accompanying notes are an integral part of these financial statements.

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

A. DESCRIPTION OF PLAN

Effective July 1, 1995, the Board of Directors of Bell Atlantic Mobile, Inc., previously known as Bell Atlantic NYNEX Mobile, Inc., (the "Company") established the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan"), for the benefit of Covered Employees, as defined by the Plan. The purpose of the Plan is to enable Covered Employees to increase personal long-term savings through the tax deferral opportunities offered under sections 401(k) and 401(a) of the Internal Revenue Code of 1986 (the "Code"). The following description only provides general information of the Plan. The Plan document contains a more comprehensive description of the Plan's provisions.

         1. PARTICIPATION - The Plan is a defined-contribution and a profit sharing plan covering all employees who have completed one year of service, consisting of no less than 1,000 hours worked.

         2. CONTRIBUTIONS - Each year, participants may elect to contribute, through ordinary payroll deductions, an amount ranging from one percent (1%) to sixteen percent (16%) of annual compensation, as defined in the Plan document. Participants may also roll over amounts representing distributions from other qualified defined benefit plans, defined contribution plans and/or conduit individual retirement accounts. The Company makes a matching contribution equal to fifty percent (50%) of the first six percent (6%) of eligible compensation that a participant contributes to the Plan. The amounts contributed for matching contributions for the years ended December 31, 1998 and 1997 were $6,199,245 and $5,238,442, respectively. The Company may increase the matching contribution at the discretion of the Company's Board of Directors. The amounts contributed for discretionary matching contributions for the years ended December 31, 1998 and 1997 were $6,672,076 and $5,373,436, respectively. In addition, at the discretion of the Company's Board of Directors, a profit sharing contribution may be contributed on behalf of all Covered Employees whether or not they contribute to the Plan. The amounts contributed for profit sharing contributions for the years ended December 31, 1998 and 1997 were $8,650,820 and $4,587,499, respectively.

         3. PARTICIPANT ACCOUNTS - The Plan provides that a separate account be maintained for each participant. Participant accounts are valued on a daily basis. Participants can access their account information and perform transactions via a telephone voice response unit. Each participant account is credited with participant's contribution and applicable employer contribution on a semi-monthly basis. Participant accounts are also increased (decreased) by investment earnings (losses). Following the Plan year-end, discretionary contributions for profit sharing and discretionary matching contributions, if any, are deposited in one lump sum to participant accounts. A separate sub-account is maintained for profit sharing contributions which have different vesting schedules and withdrawal provisions. Participants are provided with quarterly statements which summarize all account activity.

         4. VESTING - Participants are immediately vested in their contributions plus actual earnings derived from these contributions. Vesting in the Company's fixed, discretionary variable match, and discretionary profit sharing are based on credited years of service. A participant is fully vested in the Company's fixed and discretionary variable match after three years of credited service. A participant is fully vested in the Company's profit sharing contribution after five years of credited service.

         5. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions, including all company matching contributions, to any of the Plan's seven investment options.

                  a. MONEY MARKET FUND - contributions are invested in short-term, high quality money market instruments and other short-term debt investments. Most investments have a range of maturity from overnight to 90 days. Up to 20% of the portfolio may be invested in securities with maturities between 90 days and 13 months. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 3,083 and 2,853, respectively. This Fund currently invests in the State Street Short Term Investment Fund.

                  b. SHORT-TERM BOND FUND - The Fund seeks to match or exceed the Lehman Brothers 1-3 Year Government Bond Index. Funds are invested in high-quality fixed income securities. This Fund was closed on June 30, 1997.

                  c. STABLE VALUE FUND - the Fund seeks to preserve principal while maintaining a rate of return comparable to other similar fixed income investments without market value fluctuations. Contributions are invested in investment contracts, fixed income securities and short term investments. This Fund was opened on July 1, 1997. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 571 and 273, respectively. This Fund currently invests in the State Street Stable Value Fund.


                  d. BALANCED FUND - contributions are invested as follows: 5% Small Cap Index Fund, 10% International Equity Index Fund, 40% Daily Bond Fund, and 45% S&P 500 Index Fund. The Fund is re-balanced monthly in order to maintain the above-mentioned allocation. The Daily Bond Fund seeks to match or exceed the Lehman Brothers Aggregate Bond Index. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 2,342 and 1,903, respectively. This Fund currently invests in the State Street Daily Bond Market
                  Fund, S&P 500 Flagship Fund, Russell 2000 Fund and Daily
                  EAFE Fund.


                  e. STANDARD & POOR'S 500 INDEX FUND - the Fund seeks to replicate the investment performance of the Standard and Poor's 500 Index by investing in all 500 stocks of the Index in proportion to their weighting within the Index. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 4,369 and 3,730, respectively. This Fund currently invests in the State Street S&P 500 Flagship Fund.


                  f. SMALL CAP INDEX FUND - the Fund seeks to replicate the investment performance of the Russell 2000 Index by investing in all 2,000 stocks of the Index in proportion to their weighting within the Index. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 2,593 and 2,359, respectively. This Fund currently invests in the State Street Russell 2000 Fund.


                  g. INTERNATIONAL EQUITY INDEX FUND - the Fund seeks to replicate the investment performance of the Morgan Stanley Capital International EAFE Index by investing in all of the stocks in the Index in proportion to their weighting within the Index. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 1,849 and 1,693, respectively. This Fund currently invests in the State Street Daily EAFE Fund.

                  h. BELL ATLANTIC STOCK FUND - the objective of the Fund is to provide an opportunity to participate in the ownership and results of Bell Atlantic Mobile's parent company, Bell Atlantic Corporation. The Fund invests primarily in the common stock of Bell Atlantic Corporation and reinvests all dividends in additional shares. The number of participants with a balance in this Fund as of December 31, 1998 and 1997 was 2,965 and 1,773, respectively.

         Participants may change their investment direction and transfer between investment funds once in any calendar month.

         6. PARTICIPANT LOANS - Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance, excluding profit sharing balances. All loans are considered to be a fixed income investment and are therefore treated as a transfer from an investment fund to a separate Loan Fund. Interest is fixed for the life of the loan and is charged at a rate equal to the prime rate (as published in the WALL STREET JOURNAL as of the first of the month in which the loan is taken) plus one percent. Loan terms range from one to five years for non-residential loans and fifteen years for primary residence loans. Loans are collateralized by the portion of the participant's account allocated to the Loan Fund. Loans are repaid in equal semi-monthly installments through payroll deductions or as directed by the Plan and are invested in accordance with the participants' investment elections.

         7. BENEFIT DISTRIBUTIONS - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance or annual installments over a period of two to twenty years (as elected by the participant and subject to Plan rules). Former NYNEX Corporation employees may also elect an annuity contract for the portion of their account which was transferred from the NYNEX plan. For termination of service due to other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution or a direct rollover into another qualified retirement account as dictated by the Code.

B. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting and are in conformity with generally accepted accounting principles.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in commingled funds are stated at quoted market prices which represent the net assets value at the end of the year. The Bell Atlantic Stock Fund is valued using the quoted market price for the Fund's shares at the end of the year, plus the market value of cash reserves held by the Fund. Participant loan receivables are valued at cost, which approximates fair value. Valuations for all funds are as of the financial statement dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The individual funds are charged with a trustee and investment management fee. All administrative and recordkeeping fees are paid by the Company.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

FORFEITURE OF BENEFITS

If employment is terminated and a participant is not 100% vested in either the employer match or the employer profit sharing contribution then the portion of the participant's account not vested will be forfeited. The forfeited amounts are used to reduce future employer contributions to the Plan. Forfeitures applied for the years ended December 31, 1998 and 1997 were $891,984 and $784,336, respectively. Unapplied forfeitures are invested in the Plan's Money Market Fund and amounted to $537,161 and $448,617 as of December 31, 1998 and 1997, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

PAYMENT OF BENEFITS

When benefit payments are required, funds are transferred from the respective investment fund(s) to the Holding Fund. Subsequently, when checks are drafted, the Holding Fund is reduced.

C. INVESTMENTS

The fair value of investments as of December 31, 1998 and 1997 is summarized below:

DESCRIPTION OF ASSETS                              1998              1997
---------------------                         --------------    --------------
State Street Commingled Funds:
         Short Term Investment Fund              $21,570,918 *     $18,776,031 *
         Stable Value Fund                         3,402,979         1,495,443
         Daily Bond Market Fund                    7,450,795         5,792,362
         S&P 500 Flagship Fund                    81,276,062 *      54,041,740 *
         Russell 2000 Fund                        18,454,066 *      16,473,454 *
         Daily EAFE Fund                          11,460,598 *       7,982,667 *

Common Stock:
         Bell Atlantic Corporation Stock          51,589,564 *      40,172,811 *
Loans to Participants (Interest rates              8,082,839         6,128,660
range between 6% and 11%)
                                              --------------    --------------

             Total Investments                $  203,287,821    $  150,863,168
                                              ==============    ==============

* Individual investment representing 5% or more of the Plan's net assets

D. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares in commingled funds managed by State Street Global Advisors ("SSGA"). State Street Bank and Trust Company is the Plan's trustee. Both SSGA and State Street Bank and Trust Company are wholly owned subsidiaries of State Street Corporation; therefore these transactions qualify as party-in-interest. The fees paid by the Plan to SSGA for investment management and to State Street Bank and Trust Company for trust accounting services are recorded as expenses in the deductions section of the Statement of Changes in Net Assets Available for Benefits. Fees paid for investment management and trust accounting services for the years ended December 31, 1998 and 1997 were $338,481 and $239,863, respectively.

E. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 1998 and 1997:

                                                   1998               1997
                                               -------------      -------------
Net assets available for benefits per
    the financial statements                   $ 219,546,782      $ 161,724,104
Amounts allocated to withdrawing
    participants
                                                      (8,569)            (8,952)
                                               =============      =============
Net assets available for benefits per
    Form 5500                                  $ 219,538,213      $ 161,715,152
                                               =============      =============

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500 for the years ended December 31, 1998 and 1997:

                                                                 1998            1997
                                                             ------------    ------------
Benefits paid to participants per the financial statements   $ 15,468,779    $ 12,881,625
Add: Amounts allocated to withdrawing participants
    as of December 31, 1998 and 1997                                8,569           8,952
Deduct: Amounts allocated to withdrawing participants              (8,952)        (86,410)
    as of December 31, 1997 and 1996
                                                             ------------    ------------
Benefits paid to participants per Form 5500                  $ 15,468,396    $ 12,804,167
                                                             ============    ============

F. PLAN TERMINATION

Although the intention of the Company is to make the Plan permanent, the Company reserves the right to terminate its sponsorship of the Plan by action of the Company's Board of Directors. In the event of plan termination, the Plan will distribute participants' accounts in accordance with the provisions of ERISA and any other applicable laws.

G. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 31, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Code. In accordance with this determination, the Plan is exempt from paying income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was tax exempt as of the date of the financial statements.

H. COMPANY STOCK FUNDS

On August 15, 1997, the NYNEX Stock Fund ("Closed Fund") was merged with the Bell Atlantic Stock Fund due to the merger of NYNEX Corporation and Bell Atlantic Corporation. For each NYNEX share held by the Closed Fund, 0.768 shares of Bell Atlantic stock was received. These additional shares of Bell Atlantic Stock, plus any cash reserves held by the Closed Fund were combined with the assets held prior to the date of the merger by the Bell Atlantic Stock Fund. Participants' proportionate shares of the merged Bell Atlantic Stock Fund were then recalculated to account for the additional assets and the additional participants that previously maintained balances in the Closed Fund.

On February 17, 1998, the Bell Atlantic Stock Fund was opened to receive additional employee and employer contributions, as well as transfers from other investment options at the discretion of participants. Prior to this, the Bell Atlantic Stock Fund was closed to new investments. A portion of employer's contribution receivable at December 31, 1997 was allocated to the Bell Atlantic Stock Fund based upon participant's investment elections in effect on the day participant's accounts were credited with discretionary Company contributions deposited subsequent to the Bell Atlantic Stock Fund being opened to receive new investments.

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
                              SUPPLEMENTAL SCHEDULE
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

                                                                HISTORICAL
               INVESTMENT DESCRIPTION           UNITS              COST           CURRENT VALUE
               ----------------------           -----              ----           -------------
Short Term Investment Fund  *                 21,570,918       $ 21,570,918        $ 21,570,918
Stable Value Fund  *                           3,402,979          3,402,979           3,402,979
Daily Bond Market Fund *                          41,407          6,716,120           7,450,795
S&P 500 Flagship Fund  *                         397,011         52,131,485          81,276,062
Russell 2000 Fund  *                             799,986         16,051,698          18,454,066
Daily EAFE Fund *                              1,109,878         11,098,821          11,460,598
Bell Atlantic Stock                              973,388         30,191,626          51,589,564

Participants' loan receivable, interest
rates range between 6 %  -  11 %               8,082,839          8,082,839           8,082,839
                                                             ---------------    ----------------

Total investments                                              $149,246,486        $203,287,821
                                                             ===============    ================

* Commingled Trust Funds Managed by State Street Global Advisors, which qualify as party-in-interest

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
                              SUPPLEMENTAL SCHEDULE
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                                    NUMBER OF    PURCHASE    NUMBER OF
         IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSET       PURCHASES      PRICE       SALES
         --------------------------                      --------------------       ---------      -----       -----
Category (iii) - A series of transactions
with respect to securities of the same issue,
which amount in the aggregate to more than 5%
of the net value of total Plan assets at the
beginning of the year:

State Street Global Advisors                      Money Market Fund                    81        $8,922,963

State Street Global Advisors                      Money Market Fund                                             169

State Street Global Advisors                      S&P 500 Index Fund                   155      $21,342,808

State Street Global Advisors                      S&P 500 Index Fund                                            343

State Street Global Advisors                      Small Cap Index Fund                 149       $6,865,884

State Street Global Advisors                      Small Cap Index Fund                                          346

State Street Global Advisors                      International Equity Index Fund      159      $16,870,657

State Street Global Advisors                      International Equity Index Fund                               336

                                                  Bell Atlantic Corporation Stock      36        $7,062,242

                                                  Bell Atlantic Corporation Stock                                41

                                                                                     CURRENT
                                                                                     VALUE OF
                                                                 HISTORICAL          ASSET ON
                                                SELLING           COST OF          TRANSACTION         NET GAIN
         IDENTITY OF PARTY INVOLVED              PRICE             ASSETS              DATE             (LOSS)
         --------------------------              -----             ------              ----             ------
Category (iii) - A series of transactions
with respect to securities of the same issue,
which amount in the aggregate to more than 5%
of the net value of total Plan assets at the
beginning of the year:

State Street Global Advisors                                                            $8,922,963

State Street Global Advisors                      $6,120,456         $6,120,456         $6,120,456               $0

State Street Global Advisors                                                           $21,342,808

State Street Global Advisors                     $11,006,655        $10,000,063        $11,006,655       $1,006,592

State Street Global Advisors                                                            $6,865,884

State Street Global Advisors                      $4,147,998         $4,313,932         $4,147,998        $(165,933)

State Street Global Advisors                                                           $16,870,657

State Street Global Advisors                     $15,088,379        $12,245,173        $15,088,379       $2,843,206

                                                                                        $7,062,242

                                                  $2,844,836         $2,617,800         $2,844,836         $227,036

Note: There were no reportable transactions in category (I), (ii), or (iv), as defined by ERISA, during the year ended December 31, 1998

                                    SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Bell Atlantic Mobile Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       Bell Atlantic Mobile Savings and Profit
                                       Sharing Retirement Plan


                                       By: /s/ Jeanne Kappel
                                           -------------------------------------
                                           Jeanne Kappel
                                           (Chairman, Bell Atlantic Mobile
                                           Employee Benefits Committee)
Date: June 22, 1999